BERGEN BRUNSWIG CORPORATION

                                 716,080 Shares
                              Class A Common Stock

The shareholders of Bergen Brunswig Corporation listed below, as well as certain of their transferees, are offering and selling 716,080 shares of the Company's Class A Common Stock under this Prospectus.

The selling shareholders obtained their shares of Class A Common Stock on September 30, 1998, by virtue of the mergers of Ransdell Surgical, Inc. and Choice Medical, Inc. into two wholly-owned subsidiaries of Bergen Brunswig Corporation.

The Class A Common Stock is listed on the New York Stock Exchange under the symbol "BBC". On April 6, 1999, the closing price of one share of Class A Common Stock on the New York Stock Exchange was $20 1/16.

The selling shareholders will sell their shares of Class A Common Stock on the New York Stock Exchange at prevailing market prices. Bergen Brunswig Corporation will not receive any of the proceeds from the sale of the shares of Class A Common Stock by the selling shareholders.

The Company's principal executive offices are located at 4000 Metropolitan Drive, Orange, California 92868-3598; telephone (714) 385-4000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is April 7, 1999.

                             ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including Bergen Brunswig Corporation) may be found.

This Prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this Prospectus regarding Bergen Brunswig Corporation and its Class A Common Stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate" into this Prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this Prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this Prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

(a) Annual Report on Form 10-K for the fiscal year ended September 30, 1998, as amended;

(b)  Quarterly Report on Form 10-Q for the quarter ended December 31, 1998;

(c) Current Reports on Form 8-K November 12, 1998, January 13, 1999 and January 26, 1999;

(d)  Definitive Proxy Statement on Schedule 14A dated August 21, 1998; and

(e) The description of the Company's Common Stock set forth in the Registration Statement on Form 8-A filed by the Company with the Commission on October 20, 1993, and any amendment or report filed for the purpose of updating any such description.

We will provide without charge to each person, including any beneficial owner of Class A Common Stock ("Common Stock"), to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to Bergen Brunswig Corporation, 4000 Metropolitan Drive, Orange, California 92868-3510,
Attention: Milan A. Sawdei, Secretary; telephone number (714) 385-4255.

You should rely only on the information contained or incorporated by reference in this document. Bergen Brunswig Corporation has not authorized anyone to provide you with information that is different. The Common Stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

                                   THE COMPANY

Bergen Brunswig Corporation, formed in 1956, and its subsidiaries (collectively, the "Company") are a diversified drug and health care distribution organization and, as such, the nation's largest supplier of pharmaceuticals to the managed care market and the second largest wholesaler to the retail pharmacy market. The Company is one of the largest pharmaceutical distributors to provide both pharmaceuticals and medical-surgical supplies on a national basis.

                              SELLING SHAREHOLDERS

On September 4, 1998, the Company, BBMC-1 Merger Corp. ("BBMC-1"), BBMC-2 Merger Corp. ("BBMC-2"), Ransdell Surgical, Inc. ("RSI") and Choice Medical, Inc. ("CMI") entered into an Agreement and Plans of Merger (the "Agreement"). Pursuant to the terms of the Agreement, BBMC-1 was merged with and into RSI (the "RSI Merger") and the shareholders of RSI received, in exchange for their shares of RSI stock, shares of Common Stock. Upon completion of that closing, the Company and RSI filed a Certificate of Merger with the Secretary of State of Kentucky, and the RSI Merger became effective as of September 30, 1998 (the "RSI Effective Time"). Pursuant to the terms of the Agreement, BBMC-2 was merged with and into CMI (the "CMI Merger"), and the shareholders of CMI received, in exchange for their shares of CMI stock, shares of Common Stock. Upon completion of that closing, the Company and CMI filed Articles of Merger with the Secretary of State of Kentucky, and the CMI Merger became effective on September 30, 1998 (the "CMI Effective Time"). On December 1, 1998 the Company effected a two-for-one stock split applicable to holders of record of the Company's Common Stock on November 2, 1998 (the "Split"). As holders of record on November 2, 1998, the Selling Shareholders participated in the Split. Pursuant to the
Agreement:

                      (i) at the RSI Effective Time, the Company delivered an aggregate of 529,784 (post-Split) shares of Common Stock from the Company's treasury to its Transfer Agent of which 476,814 (post-Split) shares are to be transferred to the Selling Shareholders, free of escrow, in proportion to their respective outstanding interests in RSI stock upon completion of the exchange process described in the Agreement, and 52,970 (post-Split) shares are to be delivered to an escrow agent on completion of the exchange process;

                      (ii) at the CMI Effective Time, the Company delivered an aggregate of 186,296 (post-Split) shares of Common Stock from the Company's treasury to its Transfer Agent of which 167,672 (post-Split) shares are to be transferred to the Selling Shareholders, free of escrow, in proportion to their respective outstanding interests in CMI stock upon completion of the exchange process described in the Agreement, and 18,624 (post-Split) shares are to be delivered to an escrow agent upon completion of the exchange process; and

                      (iii) the Escrow Agent is required to return shares of Common Stock to the Company in the event that (x) the audited net worth of RSI and/or CMI should be less than the respective guaranteed amounts, and (y) certain indemnification claims are made by the Company, as set forth in the Agreement.

No more than 716,080 (post-Split) shares of Common Stock, in the aggregate, will be issued in connection with the Mergers. This prospectus covers all of the shares of Common Stock which may be issued in connection with the Mergers and which may be resold by such shareholders, as well as transferees of such shareholders, pursuant to this offering.

The following table sets forth information as to the number of shares of Common Stock that will be beneficially owned by the Selling Shareholders, each of whom will own less than one percent (1%) of the outstanding Common Stock of the Company, assuming that a total of 716,080 (post-Split) shares of Common Stock, including all those shares initially delivered to the Escrow Agent, will be delivered to the Selling Shareholders as described above.

Selling Shareholders                                        Number of Shares
(formerly shareholders of RSI)                           Owned Before Offering*

       George W. Ransdell                                        18,126
       Marie T. Ransdell                                            562
       Michael R. Ransdell                                      115,066
       Amy K. Ransdell                                            8,556
       Letheris P. Sapanas                                        4,728
       Jan R. Jaggers                                            17,732
       Joseph H. Speiden                                          3,546
       Richard Mohr                                                 562
       Ransdell Family, Ltd. 1                                  158,188
       Ransdell Family #2, Ltd.                                 106,904
       George W. Ransdell Irrevocable Trust                      83,148
       Ryan Ransdell                                              4,222
       Camille Ransdell                                           4,222
       Tiffany Ransdell                                           4,222

   Selling Shareholders                                      Number of Shares
(formerly shareholders of CMI)                            Owned Before Offering*

        George W. Ransdell                                       31,890
        Michael R. Ransdell                                      48,812
        Ransdell Family Business Trust                            1,870
        Ransdell Family #2, Ltd.                                 45,558
        William V. Bartoccini                                    36,202
        George Puckett                                           21,964

*All numbers have been adjusted to reflect the Split. It is anticipated that upon completion of this offering, the Selling Shareholders will not own any shares of Common Stock. Prior to the Effective Time, none of the Selling Shareholders had ever held any position or office or had any material relationship with the Company or any of its subsidiaries.

                                 MANNER OF SALE

The Common Stock is listed on the New York Stock Exchange. It is anticipated that the Selling Shareholders will sell the shares of Common Stock at the market (that is, at the price in effect on the New York Stock Exchange at the time of sale to investors). Sales will be effected by registered broker/dealers on the New York Stock Exchange.

                                 USE OF PROCEEDS

The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                           FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for "forward-looking statements" (as defined in the Act). This Prospectus incorporates by reference forward-looking statements which reflect the Company's current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. These uncertainties and other factors include, but are not limited to, uncertainties relating to general economic conditions; the loss of one or more key customer or supplier relationships, including pharmaceutical or medical-surgical manufacturers for which alternative supplies may not be available; the malfunction or failure of the Company's information systems; the costs and difficulties related to the integration of recently acquired businesses; changes to the presentation of financial results and position resulting from adoption of new accounting principles or upon the advice of the Company's independent auditors, or the staff of the Securities and Exchange Commission; changes in the distribution or outsourcing pattern for pharmaceutical or medical-surgical products, including any increase in direct distribution or decrease in contract packaging by pharmaceutical manufacturers; changes in, or failure to comply with, government regulations; the costs and other effects of legal and administrative proceedings; competitive factors in the Company's healthcare service businesses, including pricing pressures; the continued financial viability and success of the Company's customers and suppliers; technological developments and products offered by competitors; failure to retain or continue to attract senior management or key personnel; risks associated with international operations, including fluctuations in currency exchange ratios; successful challenges to the validity of the Company's patents, copyrights and/or trademarks; difficulties or delays in the development, production and marketing of new products and services; strikes or other labor disruptions; labor and employee benefit costs; pharmaceutical and medical-surgical manufacturers' pricing policies and overall drug and medical-surgical supply price inflation; changes in hospital buying groups or hospital buying practices; and other factors referenced in documents incorporated by reference herein. The words "believe," "expect," "anticipate," "project," and similar expressions identify "forward-looking statements," which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               RECENT DEVELOPMENTS

          On December 31, 1998, Bergen Brunswig Corporation ("Bergen") completed the acquisition of substantially all of the business, assets and property, subject to certain liabilities, of Medical Initiatives, Inc. ("MII"), a pre-filler of pharmaceuticals for oncology centers, located in Tampa, Florida. Bergen issued approximately 210,000 shares of Bergen Common Stock, previously held as treasury shares, valued at approximately $6.3 million, acquired assets at fair value of approximately $1.2 million, assumed liabilities of approximately $0.7 million and incurred costs of $0.2 million.

          On January 21, 1999, Bergen completed the acquisition of Stadtlander Drug Company, Inc. ("Stadtlander"), a national leader in disease-specific pharmaceutical care delivery for transplant, HIV, infertility and serious mental illness patient populations and a leading provider of pharmaceutical care to the privatized corrections market, headquartered in Pittsburgh, Pennsylvania. Bergen paid approximately $197.3 million in cash and issued approximately 5.7 million shares of Bergen Common Stock, previously held as Treasury shares, valued at approximately $140.8 million, and assumed indebtedness of approximately $100.9 million.

          A United States federal investigation of Stadtlander with respect to possible violations of the Medicare provisions of the Social Security Act is being conducted. The activities under investigation predated the ownership of Stadtlander by Counsel Corporation ("Counsel"). Bergen has been advised that while owned by Counsel, Stadtlander cooperated fully with the authorities investigating this matter. Stadtlander has also been named as a defendant in legal proceedings commenced in the U.S. District Court, Northern District of Texas, Dallas Division, asserting, among other things, that by entering into a transaction with a third-party, Stadtlander interfered with the plaintiff's relationship with that third-party. This proceeding is in a preliminary stage. In addition, Stadtlander is a 49% equity owner of a limited liability company formed for the purpose, among other things, of operating a specialty pharmaceutical business to provide services to patients diagnosed with a serious mental illness. This limited liability company is governed by an operating agreement that contains, among other things, a covenant prohibiting the members from participating in certain competing activities. The other member of the limited liability company has asserted that upon consummation of the merger of a wholly owned subsidiary of Bergen with and into PharMerica Inc. ("PharMerica"), PharMerica would be subject to the non-compete provisions of the operating agreement unless certain activities currently performed by PharMerica were performed through the limited liability company. Bergen disputes this position. Counsel has agreed to provide certain indemnification to Bergen with respect to each of the matters described in this paragraph.

          On February 10, 1999, Bergen completed the acquisition of 100% of the capital stock of J.M. Blanco, Inc. ("J.M. Blanco"), Puerto Rico's largest pharmaceutical distributor, headquartered in Guaynabo, Puerto Rico. The Company paid approximately $29.7 million in cash and assumed approximately $22.2 million in debt.

          The  purchase   prices  of  the  MII,   Stadtlander  and  J.M.  Blanco
acquisitions, to be accounted for as purchases for financial reporting purposes, are subject to adjustments after the completion of acquisition audits.


                                     EXPERTS

The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, have been audited by Deloitte & Touche
(LLP), independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.